51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Tower One Wireless Corp. (the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2  Date of Material Change

February 7, 2020 and February 10, 2020.

Item 3  News Release

The news releases dated February 7, 2020 and February 10, 2020 were disseminated via Baystreet and Stockwatch.

Item 4  Summary of Material Change

On February 7, 2020, the Company announced that its board of directors has adopted a policy requiring advance notice of the nomination of directors in certain circumstances (the “Advance Notice Policy”).

On February 10, 2020, the Company also announced that Brian Gusko resigned as a director of the Company.

Item 5  Full Description of Material Change

The Company announced that its board of directors have adopted an Advance Notice Policy.

The Advance Notice Policy is effective immediately and will apply to the Company’s next annual general meeting of shareholders (the “Meeting”). At the Meeting, shareholders will be asked to ratify the adoption of the Advance Notice Policy and, if such approval is not obtained, the Advance Notice Policy will have no effect after the Meeting.

The Advance Notice Policy is designed to further the Company’s commitment to: (i) facilitating an orderly and efficient process for annual general meetings or, where the need arises, special meetings; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Policy contains a provision requiring advance notice to the Company in certain circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company. The Advance Notice Policy establishes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company.  No person will be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice Policy.

In the case of an annual general meeting of shareholders, notice to the Company must be given not less than 30 days and not more than 65 days prior to the date of the annual general meeting; provided, however, that, in the event that an annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice to the Company may be given not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be given not later than the close of business on the 15th day after the date on which the first public announcement of the special meeting was made.

The Company also announced that Brian Gusko resigned as a director of the Company.

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Santiago Rossi, Chief Financial Officer
Telephone: 1-917-546-3016

Item 9  Date of Report

February 10, 2020

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